ParX Trading, LLC.

Financial Statements and Supplemental Schedules
Confidential Per Rule 17A-5(e)(3)

From November 8, 2023 (inception) to December 31, 2024

ParX Trading, LLC.

Financial Statements and Supplemental Schedules
Confidential Per Rule 17A-5(e)(3)

From November 8, 2023 (inception) to December 31, 2024

CONTENTS

	PAGE
Facing Page – Oath or Affirmation	1 - 2
Report of Independent Registered Public Accounting Firm	3 - 4
Statement of Financial Condition	5
Statement of Operations	6
Statement of Changes in Member's Equity	7
Statement of Cash Flows	8
Notes to Financial Statements	9 - 13

Supplementary Information:

Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	14
Schedule II - Computation for Determination of the Reserve	15
Schedule III - Requirement and Information Relating to Possession Or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3	16

Supplementary Report:

Report of Independent Registered Public Accounting Firm	17
Rule 15c3-3 Exemption Report	18

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-71199

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 11/08/23 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PARX TRADING, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

33 W 60th Street, Suite 234
(No. and Street)

New York	New York	10023
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jacqueline Sloan	312-431-0014	Jackie@JackieSloanInc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Baker Tilly US, LLP
(Name – if individual, state last, first, and middle name)

66 Hudson Blvd. E, Suite 2200	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/22/03	23
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ben Statz, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ParX Trading, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: CEO

Notary Public

EUCARYS S MARTINEZ
Notary Public - State of New York
NO. 01MA6348755
Qualified in Bronx County
My Commission Expires Oct 3, 2028

3/3/2025

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Report of Independent Registered Public Accounting Firm

To the Directors and Members of
ParX Trading, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Parx Trading, LLC (the Company) as of December 31, 2024 and the related statements of operations, changes in member's equity, and cash flows for the period from November 8, 2023 (inception) to December 31, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company and the results of its operations and its cash flows for the for the period November 8, 2023 (inception) to December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The Supplementary Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Schedule II - Computation for the Determination of the Reserve, and Schedule III - Requirement and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 (collectively, the supplementary information) has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly US, LLP

We have served as the Company's auditor since 2024.

New York, NY
March 3, 2025

ParX Trading, LLC.

Statement of Financial Condition

December 31, 2024

ASSETS

	$
Cash and Cash Equivalents	16,694
Receivables from Broker Dealer	1,513,111
Other Assets	18,250
TOTAL ASSETS	**1,548,055**

LIABILITIES & MEMBER'S EQUITY

LIABILITIES

	$
Accounts Payable and Accrued Expenses	22,521
Due to Parent	45,496
TOTAL LIABILITIES	**68,017**

MEMBERS EQUITY

Additional Paid in Capital	1,600,000
Retained Earnings	(119,962)
TOTAL MEMBER'S EQUITY	**1,480,038**
TOTAL LIABILITIES & OWNERSHIP EQUITY	**1,548,055**

The accompanying notes are an integral part of these financial statements.

ParX Trading, LLC.

Statement of Operations

From November 8, 2023 (inception) to December 31, 2024

	$
Income	
Interest Income	14,011
Total Income	14,011
Expense	
Regulatory	10,587
Professional Fees	72,777
Bank Service Charges	424
Other	50,185
Total Expense	133,973
Net Loss	(119,962)

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Member's Equity

From November 8, 2023 (inception) to December 31, 2024

	Additional Paid-in-Capital Amount	Retained Earnings Amount	Total Member's Equity
Balance at November 8, 2023	$ -	$-	$ -
Paid in from Parent	1,600,000	-	1,600,000
Net Loss	-	(119,962)	(119,962)
Balance at December 31, 2024	$1,600,000	$(119,962)	$1,480,038

The accompanying notes are an integral part of these financial statements.

ParX Trading, LLC.

Statement of Cash Flows

From November 8, 2023 (inception) to December 31, 2024

OPERATING ACTIVITIES	$
Net Loss	(119,962)
Increase (Decrease) in net assets resulting from operations:	
Receivable from Broker Dealer	(1,513,111)
Prepaid Expenses and deposits	(18,250)
Due to Parent	45,496
Account Payable and Accrued Expenses	<u>22,521</u>
Net cash used in Operating Activities	<u>(1,583,306)</u>

FINANCING ACTIVITIES	$
Capital Contribution from Parent	<u>1,600,000</u>
Net cash provided by Financing Activities	<u>1,600,000</u>
Net cash and cash equivalent increase for year	16,695
Cash and cash equivalent at beginning of year	<u>0</u>
Cash and cash equivalent at end of year	<u>16,695</u>

The accompanying notes are an integral part of these financial statements.

ParX Trading, LLC.

Notes to Financial Statements

From November 8, 2023 (inception) to December 31, 2024

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business

ParX Trading, LLC. (the Company), a wholly owned subsidiary of Parhelion, Ltd. (the "Parent") - is a private limited liability company organized and existing under the laws of Delaware. The Company commended operations on November 8, 2023. The Company, having its registered office at 800 North State Street, Suite 304, Dover, DE, 19901, is a share trading company acts on its own account. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC) and is a member of the Chicago Board Options Exchange ("CBOE") and of the Securities Investor Protection Corporation ("SIPC"). The Company will perform proprietary trading of exchange listed securities. The Company does not refer to other broker-dealers and does not hold or maintain funds or securities or provide clearing services for other broker-dealers. Although the Company is not exempt from Rule 15c3-3, it does not transact business in securities with or for customers and it does not carry margin accounts, credit balances of securities for any person defined as a customer under Rule 17a-5(c)(4). The Company carries its trading accounts with a registered clearing partner.

Summary Of Accounting Policies

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company maintains bank accounts at various financial institutions. Accounts at the banks are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash and cash equivalents may be uninsured or in deposit accounts that exceed the FDIC insurance limits.

Estimates

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The preparation of U.S. GAAP financial statements require management to make certain estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Taxes

The Company is a limited liability company taxed as a partnership for income tax reporting purposes and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

Revenue Recognition

Financial instruments are initially recognized in the balance sheet at cost and subsequently are remeasured at their fair value. Fair values are obtained from quoted market prices. Changes in the fair values are included in the income statement.

Gains and losses are treated as realized for financial statement purposes on the trade date of the transaction closing or offsetting the open position. Unrealized gains and losses are the difference between the value recognized on the reporting date and cost of open positions. All gains and losses are recognized in the profit and loss account.

Interest income is recognized on accrual basis.

Non-Marketable Securities

Non-marketable securities consist of equity investments in privately-held stock, which is classified as other assets. This non-marketable equity security does not have a readily determinable fair value and are not available to be liquidated under the Company's Clearing Agreement (See Note 6). The Company accounts for this non-marketable security at cost which approximately estimated fair value.

Current Expected Credit Losses (CECL) Accounting Policy for Receivables from Clearing Broker

The Company adopted FASB ASC Topic 326 – "Financial Instruments – Credit Losses" ("ASC Topic 326) which replaces the incurred loss methodology with the current expected credit loss ("CECL") methodology. The guidance applies to financial assets measured at amortized cost, held-maturity debt securities and off-balance sheet credit exposures. For balance sheet assets, an allowance must be recognized at the origination or purchase of in-scope assets and represents the expected credit losses over the contractual life of those assets. Expected credit loss on off-balance sheet credit exposures must be estimated over the contractual period the Company is exposed to credit risk as a result of a present obligation to extend credit. The Company does not currently have any credit loss allowances, nor has there been any in the past.

Receivables from Broker-Dealer

In the normal course of business, substantially all of the Company's securities transactions, money balances, and security positions are transacted with the Company's broker, ABN AMRO. The Company is subject to credit risk to the extent that any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company's management monitors the financial condition of the broker and does not anticipate any losses from this counterpart. As of December 31, 2024, Receivables from Broker represents the balance held by the broker in the amount of $1,513,111. Pursuant to the clearing agreements, the Company is obligated to maintain deposits in the aggregate amounts of $1,500,000.

NOTE 2 – NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 8 to 1.
At December 31, 2024, the Company had allowable net capital of $1,456,775 which was $1,356,775 in excess of its minimum required net capital of $100,000. The percentage of aggregate indebtedness to net capital is 4.67%.

NOTE 3 – SIGNIFICANT GROUP CONCENTRATION OF RISK

As of the reporting date, the Company has not identified any concentration of credit risk that would require specific disclosure. The Company will continue to monitor its credit risk exposure and make appropriate disclosures if material changes occur in the future.

NOTE 4 – COMMITMENTS, LITIGATION, AND INDEMNIFICATIONS

In the normal course of business, the Company may be involved in litigation matters. The Company does not believe that any current litigation or other matters to which it is a party will have a material adverse effect on its financial position or results of operations. The company currently has no outstanding commitments or contingent liabilities. However, it has entered into an agreement to indemnify its clearing broker, ABN AMRO Clearing Chicago LLC for losses that the clearing brokers may sustain from institutional customer accounts introduced by the Company.

NOTE 5 – GUARANTEES

The Company has issued no guarantees.

NOTE 6 – CLEARING AGREEMENT

The Company has a Joint Back Office ("JBO") clearing agreement with ABN AMRO. This agreement allows JBO participants to receive favorable margin treatment compared to the full margin requirements of Regulation T. As part of this agreement, the Company has invested $10,000 in Preferred shares of ABN AMRO, which are reflected under Other Assets on the Statement of Financial Condition. The agreement requires the Company to maintain a minimum net liquidity equity of $1 million with ABN AMRO.

NOTE 7 – REPORTABLE SEGEMENTS

The Company has one operating segment which is managed on a consolidated basis, therefore the segment measure of profit required to be disclosed is the net loss in the Financial Statements.

The Company trades exchange listed securities for its own account. The chief operating decision maker uses net trading revenue to evaluate income generated from segment assets to decide how to utilize profits made. Net income(loss) is used to calculate the return on equity for the segments. The accounting policies are the same as those described in the summary of significant accounting policies. The measure of segment assets is reported on the Statement of Financial Condition as total assets. The Company's chief operating decision maker is the Chief Executive Officer.

NOTE 8 – RELATED PARTIES

From November 8, 2023 (inception) to December 31, 2024 the Company received funding of $1,600,000 from Parhelion, Ltd., which is the Company's parent.

The Company has two expense sharing agreements with Parhelion, Ltd. Parhelion, Ltd. started providing services under these agreements as of September 1, 2024. Under the "IT Services Agreement", the Company is to pay Parhelion, Ltd. $6,374 per month for IT Services provided by Parhelion, Ltd. Under the "Expense Sharing Agreement", the Company is to pay Parhelion, Ltd. $5,000 per month for various services provided by Parhelion, Ltd. Both expense sharing agreements are intended to approximate amounts that would be equivalent to external market rates for the same services; but amounts could differ if the Company engaged these services from unrelated parties. The total expense under these agreements in 2024 was $45,496, which is included in "Other" expense on the statement of operations. As of December 31, 2024, $45,496 remains payable. This amount is due on demand and non-interest bearing.

NOTE 9 – SUBSEQUENT EVENTS

Management has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements as of March 3, 2025. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

ParX Trading, LLC.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
From November 8, 2023 (inception) to December 31, 2024

Net Capital

	$
Member's Equity	1,480,038
Non-Allowable Assets	
FINRA FLEX Funding (included in Cash and Cash Equivalents)	5,013
Other Assets	18,250
Total Non-Allowable Assets	23,263
Net Capital	1,456,775

Aggregate Indebtedness

Accounts Payable and Accrued Expenses	68,017
Total Aggregate Indebtedness of Accounts Payable and Accrued Expenses	68,017

Computation of Basic Net Capital Requirement

(a) Minimum Net Capital Required (12.5% of Total A.I)	8,502
(b) Minimum Net Capital Requirement of Broker-Dealer	100,000
Net Capital Requirement (Greater of (a) or (b)	100,000
Excess Net Capital	1,356,775
Percentage of Aggregate Indebtedness to Net Capital	4.67%

There are no material differences between the preceding computation and the Company's corresponding amended unaudited Part II of Form X- I 7A-5 as of December 31, 2024.

ParX Trading, LLC.

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
From November 8, 2023 (inception) to December 31, 2024

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(1) of the Rule and does not hold customers' monies or securities.

ParX Trading, LLC.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
From November 8, 2023 (inception) to December 31, 2024

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(1) of the Rule and does not hold customers' monies or securities.



Report of Independent Registered Public Accounting Firm

To the Member of
ParX Trading, LLC

We have reviewed management's statements, included in the accompanying Supplementary Schedules Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934, in which (1) ParX Trading, LLC (the Company) stated that the Company does not claim exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and (2) ParX Trading, LLC stated that the Company is filing its Exemption Report relying on Footnote 74 of the SEC Release No 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to proprietary trading and ParX Trading, LLC (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2024 without exception. ParX Trading, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly US, LLP

New York, New York
March 3, 2025

ParX Trading, LLC.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
From November 8, 2023 (inception) to December 31, 2024

ParX Trading, LLC. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain broker-dealers").

This Exemption Report was prepared as required by 17 C.F.R. 240.I 7a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

ParX Trading, LLC. does not claim an exemption under paragraph (k) of 17 C.F.R. 240. 15c3-3; however, The Company can file an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R 240.17a-5 because the Company limits its business activities exclusively to proprietary trading and ParX Trading, LLC (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2024 without exception. Therefore, no Computation for Determination of Reserve Requirements or Information for Possession or Control under that rule have been provided. The Company does not transact a business in securities with, or for, other than members of a national securities exchange and does not carry margin amounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17-a5(c)(4).

Accordingly, there are no amounts reportable under these sections.

I, Ben Statz, SWEAR THAT TO THE BEST OF OUR KNOWLEDGE AND BELIEF, THIS Exemption Report is true and correct.

_____
Authorized Signature

Name: Ben Statz
Title: CEO
Date: